KW 3/12/14

14046837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
124

SEC FILE NUMBER
8- 67899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questrade USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5650 Yonge St. Suite 1700
(No. and Street)

Toronto, ON Canada M2M 4G3
(City) ~~(State)~~ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neal Hsieh, Controller 416-227-9876 x.5103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 Bay St. Suite 4600 Toronto, ON Canada M5H 2S5
(Address) (City) ~~(State)~~ (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Dean Percy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questrade USA, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

[redacted]

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

QUESTRADE USA, INC.

(A wholly-owned subsidiary of Questrade Financial Group Inc.)

Year ended December 31, 2013
(With Report of Independent Registered Public Accounting Firm)

QUESTRADE USA, INC.

(A wholly-owned subsidiary of Questrade Financial Group Inc.)

For the year ended December 31, 2013

Table of Contents

Supplementary Schedules

KPMG LLP
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
Questrade USA, Inc.:

We have audited the accompanying financial statements of Questrade USA, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with United States of America generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Questrade USA, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

The financial statements of Questrade USA, Inc. as of December 31, 2012 and for the year then ended were audited by other auditors whose report thereon dated February 21, 2013, expressed an unmodified opinion on those financial statements

KPMG LLP

Chartered Accountants, Licensed Public Accountants

February 26, 2014
Toronto, Canada

QUESTRADE USA, INC.

(A wholly-owned subsidiary of Questrade Financial Group Inc.)

Statement of Financial Condition
(Expressed in U.S. dollars)

For the year ended December 31, 2013

Assets

Cash	$ 127,019
Due from affiliate (note 4)	4,953
Prepaid expenses	3,970
Accounts receivable	129
	$ 136,071

Liabilities and Stockholder's Equity

Accounts payable and accrued liabilities	$ 17,138
Income taxes payable	180
	17,318
Subordinated loan (note 3)	70,000
Interest on subordinated loan (note 4)	28,000
Stockholder's equity:	
Common shares (note 5)	8
Additional paid-in capital	2,184
Retained earnings	18,561
	20,753
	$ 136,071

See accompanying notes to financial statements.

On behalf of the Board:

__________________ Director

__________________ Director

QUESTRADE USA, INC.

(A wholly-owned subsidiary of Questrade Financial Group Inc.)

Statement of Income and Comprehensive Income
(Expressed in U.S. dollars)

For the year ended December 31, 2013

Revenue:		
Service fees (note 4)	$	84,803
Interest		1,299
		86,102
Expenses:		
Professional fees		33,384
Office and sundry (note 4)		28,787
Interest on subordinated loans (note 4)		12,000
Insurance		3,096
Bank charges		966
Foreign currency translation gain		6,837
		85,070
Income before income taxes		1,032
Income taxes expense		279
Net income and comprehensive income	$	753

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A wholly-owned subsidiary of Questrade Financial Group Inc.)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

For the year ended December 31, 2013

	Common shares	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2013	$ 8	$ 2,184	$ 17,807	$ 19,999
Net income	-	-	753	753
Balance, December 31, 2013	$ 8	$ 2,184	$ 18,561	$ 20,753

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A wholly-owned subsidiary of Questrade Financial Group Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(Expressed in U.S. dollars)

For the year ended December 31, 2013

Balance, January 1, 2013	$	70,000
Issuance of subordinated loans		–
Repayment of subordinated loans		–
Balance, December 31, 2013	$	70,000

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A wholly-owned subsidiary of Questrade Financial Group Inc.)

Statement of Cash Flows
(Expressed in U.S. dollars)

For the year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	753
Adjustments to reconcile net income to net cash provided by operating activities:		
Write off of intangible asset		1,247
Change in operating assets and liabilities:		
Prepaid expenses		(1,340)
Accounts payable and accrued liabilities		(5,273)
Interest on subordinated loan		12,000
Due from affiliate		4,731
Income taxes payable		(9)
Accounts receivable		(129)
Net cash provided by operating activities		11,980
Cash, beginning of year		115,039
Cash, end of year	$	127,019

See accompanying notes to financial statements.

Questrade USA, Inc. (the "Company") was incorporated on September 26, 2007, under the Business Corporations Act of Ontario and commenced operations on January 31, 2009, as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company offers Market Participant Identification services to commonly controlled companies and intends to offer stocks, bonds, options, mutual funds, private placements and hedge funds to United States resident individuals and institutions. Currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and were applied consistently throughout the year.

(b) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

(c) Revenue recognition:

Currently, the Company earns service fees and interest income. The Company recognizes revenue on provision of consulting services as services are provided. Interest income is recognized when earned.

1. Significant accounting policies (continued):

(d) Foreign currency translation:

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. dollars at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the exchange rate prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in net income in the statement of income and comprehensive income.

(e) Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Financial instruments:

(a) Credit risk:

Credit risk is the risk that counterparties to transactions do not fulfill their obligations. The Company manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, the Company's most significant counterparty concentration was with Questrade, Inc. ("QI"), a commonly controlled company.

(b) Fair values of financial instruments:

The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

2. Financial instruments (continued):

(c) Foreign currency risk:

Foreign currency risk arises from the possibility that changes in the price of foreign currencies will result in losses. The Company is exposed to foreign currency risk in that certain of its financial instruments at the statement of financial position date are denominated in Canadian dollars ("CAD"). As such, when they are ultimately settled, the number of U.S. dollars received may differ from the carrying amount. Based on the Company's exposure to CAD dollars as at December 31, 2013, the Company would have a foreign currency gain/loss of $6,156 if the CAD dollar decreased/increased by 5% in value against the U.S. dollar.

3. Subordinated loan:

The Company has a subordinated loan with Questrade Financial Group Inc. (Formerly Edward Kholodenko Holdings Inc.), the Company's parent, which bears interest at a rate of 17.143% per annum and matures on August 31, 2016. The subordinated loan is covered by an agreement that has been approved by FINRA.

4. Related party transactions:

On August 31, 2011, the Company and QI entered into an Expense Sharing Agreement (the "Agreement"). In accordance with the Agreement, charges and payments for the shared expenses in each fiscal year are based on an amount equal to agreed upon rates as defined. For the year, the total amount of shared expenses charged to the Company by QI totaled $26,122, as included under Office and sundry in the statement of income and comprehensive income.

For the year, the Company provided QI with consulting services in the amount of $84,803 of which $4,953 remained receivable as at December 31, 2013.

In connection with the Company's subordinated loans with its parent company, interest expense in the amount of $12,000 was incurred of which $28,000 remains payable as at December 31, 2013.

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

(Expressed in U.S. dollars)

5. **Common shares:**

The Company has an unlimited number of authorized common shares, of which 8 are issued and outstanding.

6. **Income taxes:**

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

Expected Canadian tax rate		26.50%
Expected income tax provision	$	274
Difference in income taxes resulting from:		
Over accrual of prior year taxes		5
	$	279

7. **Economic dependence:**

For the year ended December 31, 2013, 98.5% of revenue was earned from one customer.

8. **Net capital requirement:**

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of December 31, 2013, the Company had net capital of $102,756 which exceeded minimum net capital requirements by $97,756.

9. Contingencies:

In the normal course of business, the Company may be involved in litigation. At December 31, 2013, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

10. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2013 and through to February 26, 2014, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

For the year ended December 31, 2013

Total stockholder's equity from statement of financial condition	$	20,753
Add:		
Subordinated loan		70,000
Interest payable		28,000
		98,000
Deductions:		
Prepaid expenses		3,970
Due from affiliate		4,953
Accounts receivable		129
		9,052
Haircut on unhedged foreign currencies		6,945
Net capital	$	102,756
Basic net capital requirement:		
Greater of:		
(i) Minimum net capital required, based on aggregate indebtedness	$	1,155
(ii) Minimum net capital		5,000
Net capital requirement	$	5,000
Excess net capital	$	97,756
Aggregate indebtedness	$	17,318
Ratio of aggregate indebtedness to net capital		16.85%

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2013, filed by the Company on Form X-17A-5 with the SEC and the FINRA on Jan 27, 2014.

Schedule 2 - Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

For the year ended December 31, 2013

Not applicable as currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

KPMG LLP
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Questrade USA, Inc.:

In planning and performing our audit of the financial statements of Questrade USA, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 26, 2014
Toronto, Canada